EXHIBIT 99

                     PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as to the number of shares of Common Stock of the Company beneficially owned by the principal shareholders of the Company.

                                     Beneficial Ownership

                                  Number of
Name and Address                  Shares               Percent


FMR Corp.                         7,314,600(1)          11.11%
82 Devonshire Street
Boston, Massachusetts  02109

Capital Research and Management   5,700,000(1)           8.66%
  Company
333 South Hope Street
Los Angeles, California 90071

Morgan Stanley Dean Witter & Co.  3,910,369(1)           5.94%
1585 Broadway
New York, New York  10036


      (1) Based on information contained in Schedule 13G dated as of December 31, 1998.


                SECURITY OWNERSHIP OF MANAGEMENT
                   AND ELECTION OF DIRECTORS

      Twelve directors are to be elected at the meeting. Each nominee will be elected to hold office until the next annual meeting of shareholders or until his or her successor is elected and qualified. To be elected a director, each nominee must receive a plurality of all of the votes cast at the meeting for the election of directors. Should any nominee become unable or unwilling to accept nomination or election, the proxy holders may vote the proxies for the election, in his or her stead, of any other person the Board of Directors may recommend. All nominees have expressed their intention to serve the entire term for which election is sought. The following table sets forth certain information concerning security ownership of management and nominees for election as directors of the Company:

                      Number of Shares              Number Attributable to
                       of Common Stock               Options Exercisable     Percent
                     Beneficially Owned              Within 60 Days of          of
Name               as of September 7, 1999(1)(2)     September 7, 1999        Class
Norman E. Brinker        1,799,934  (3)                 1,011,875             2.69%

Ronald A. McDougall        912,522                        887,500             1.37%

Douglas H. Brooks          431,324                        344,500               *

John C. Miller             131,630                        130,625               *

Russell G. Owens           150,469                        135,708               *

Roger F. Thomson           196,000                        192,500               *

Donald J. Carty             10,000                           -0-                *

Dan W. Cook, III              -0-                            -0-                *

Marvin J. Girouard            -0-                            -0-                *

J.M. Haggar, Jr.            72,435  (4)                     8,715               *

Frederick S. Humphries      26,080                         25,000               *

Ronald Kirk                  7,430                          7,430               *

Jeffrey A. Marcus           17,048                          7,048               *

James E. Oesterreicher      19,500                         19,000               *

Roger T. Staubach           34,500                         24,000               *

All executive officers
  and directors as a
   group (21 persons)    4,383,330 (3)(4)               3,079,453             6.36%


    *    Less than one percent

          (1) Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Except as noted, and except for any community property interests owned by spouses, the listed individuals have sole investment power and sole voting power as to all shares of stock of which they are identified as being the beneficial owners.

          (2) Includes shares of Common Stock which may be acquired by exercise of options vested, or vesting within 60 days of September 7, 1999, under the Company's 1983 Incentive Stock Option Plan, 1992 Incentive Stock Option Plan and 1991 Stock Option Plan for Non-Employee Directors and Consultants, as applicable.

    (3) Includes 10,250 shares of Common Stock held of record by a family trust of which Mr. Brinker is trustee.

          (4)  Includes 25,000 shares of Common Stock held of record
     by    Joe  Haggar  Interest,  L.P.,  a  limited  partnership
     controlled by Mr. Haggar.



     The Company has established a guideline that all senior officers of the Company own stock in the Company, believing that it is important to further encourage and support an ownership mentality among the senior officers that will continue to align their personal financial interests with the long-term interests of the Company's shareholders. Pursuant to the guideline, the minimum amount of Company Common Stock that a senior officer will be required to own will be determined by such officer's position within the Company as well as annual compensation. The Company has established a program with a third-party lender pursuant to which the senior officers will be able to obtain financing for purposes of attaining the stock ownership levels referred to above. Any loans obtained by such senior officers to finance such stock acquisitions are facilitated by the Company pursuant to an agreement in which the senior officer pledges the underlying stock and future incentive payments which may be receivable from the Company as security for the loan.

                DIRECTORS AND EXECUTIVE OFFICERS

Directors

      A brief description of each person nominated to become a director of the Company is provided below. Except for
Douglas H. Brooks, all nominees are currently serving as directors of the Company. Each of the current directors was elected at the last annual meeting of the Company's shareholders held on October 29, 1998.

      Norman E. Brinker, 68, has served as Chairman of the Board of Directors since 1983. He was also Chief Executive Officer of the Company from September 1983 to June 1995, with the exception of a brief period during which Mr. Brinker was incapacitated due to an injury. Mr. Brinker is a member of the Executive and Nominating Committees of the Company. He was the founder of S&A Restaurant Corp. in 1966, and served as its Chairman of the Board of Directors and Chief Executive Officer from 1977 through 1983. From 1982 through 1983, Mr. Brinker served as Chairman of the Board of Directors and Chief Executive Officer of Burger King Corporation, while simultaneously occupying the position of President of The Pillsbury Company Restaurant Group. Mr. Brinker currently serves as a member of the Board of Directors of Haggar Clothing Company and Petsmart, Inc.

      Ronald A. McDougall, 57, was elected Vice Chairman and Chief Executive Officer in January 1999, having formerly held the office of President and Chief Executive Officer of the Company since June 1995 and President and Chief Operating Officer from 1986 to 1995. Mr. McDougall joined the Company in 1983 and served as Executive Vice President - Marketing and Strategic Development until his promotion to President. Prior to joining the Company, Mr. McDougall held senior management positions at Proctor and Gamble, Sara Lee, The Pillsbury Company and S&A Restaurant Corp. Mr. McDougall has served as a member of the Board of Directors of the Company since 1983 and is a member of the Executive and Nominating Committees of the Company. Mr. McDougall also serves on the Board of Trustees of the Cooper Institute for Aerobics Research.

      Douglas H. Brooks, 47, became President and Chief Operating Officer of the Company in January 1999. Previously, Mr. Brooks served as Chili's Grill & Bar
("Chili's") President from June 1994 to May 1998 and Executive Vice President and Chief Operating Officer from May 1998 until January 1999. Mr. Brooks joined the Company as an Assistant Manager in 1978 and was promoted to General Manager later that year. He was named Area Supervisor in 1979, Regional Director in 1982, Senior Vice President - Central Region Operations in 1987, and Senior Vice President
- Chili's Operations in 1992. He held this position until becoming President of Chili's in 1994. Mr. Brooks serves on the Board of Directors of Limbs for Life.

      Donald J. Carty, 53, was named Chairman, President and Chief Executive Officer of AMR Corp. and American Airlines, Inc. in May 1998, after serving as President from March 1995 until May 1998. From 1989 to 1995, he served American Airlines, Inc. and AMR Corp. as Executive Vice President - Finance and Planning. He joined American in 1978 and held numerous finance and planning positions, with the exception of a two-year hiatus as President and Chief Executive
Officer of CP Air in Canada. He serves on the Board of Directors of Dell Computer Corporation and Sabre Holdings Corporation. He also serves on the boards of the Canada-U.S. Foundation for Educational Exchange and the Dallas Chamber and is a member of the Dallas Citizens Council. Mr. Carty has served on the Board of Directors since June 1998 and is a member of the Executive Committee of the Company.

      Dan W. Cook, III, 64, is a Senior Director of Goldman Sachs, an investment banking firm. Mr. Cook joined Goldman Sachs Group in 1961 and was a partner when he retired in 1992. Mr. Cook is a member of the Executive and Compensation Committees of the Company and has served as a member of the Board of Directors since October 1997. Mr. Cook also serves on the Board of Directors for Centex Corporation. Mr. Cook is a member of the Board of Trustees of Southern Methodist University as well as Vice-Chair of the Edwin L. Cox School of Business Executive Board.

      Marvin J. Girouard, 60, is the Chairman, President and Chief Executive Officer of Pier 1 Imports, Inc., having been elected to the position of Chairman in February 1999, President in August 1988 and Chief Executive Officer in June 1998. Mr. Girouard previously served as Chief Operating Officer from 1988 to 1998. Mr. Girouard joined Pier 1 Imports in 1975 and has served on its Board of Directors since 1988. He serves as a Director for Tandy Brands Accessories, Inc. and is a member of the Executive Committee for the United States Committee for UNICEF - The United Nations Children's Emergency Fund. Mr. Girouard has served as a member of the Board of Directors since September 1998 and is a member of the Audit and Compensation Committees of the Company.

      J. M. Haggar, Jr., 74, is currently the owner of J.M. Haggar, Jr. Investments, a land management and personal investments business he has operated since retiring as Chairman of the Board of Directors of Haggar Clothing Company in February 1995. Mr. Haggar previously held the positions of President and Chief Executive Officer of Haggar Clothing Company until 1991. Mr. Haggar is a member of the Compensation and Audit Committees of the Company and has served as a member of the Company's Board of Directors since 1985.

     Frederick S. Humphries, 63, is the President of Florida A&M University in Tallahassee, Florida, having held this position since 1985. Prior to joining Florida A&M University, Dr. Humphries was President of Tennessee State University in Nashville for over 10 years. Dr. Humphries serves as a member of the USDA Task Force of 1890 Land-Grant Institutions in addition to being involved in various civic and community activities. Dr. Humphries has served on the Board of Directors of the Company since May 1994 and is a member of the Audit Committee of the Company. He is also a member of the Board of Directors of Wal-Mart, Inc.

      Ronald Kirk, 45, is currently Mayor of the City of Dallas and a partner in the law firm of Gardere & Wynne. He was elected Mayor in 1995, and previously served as Secretary of State of the State of Texas from 1994 to 1995. Mr. Kirk was engaged in the private practice of law from 1989 to 1994, served as an Assistant City Attorney for Dallas from 1983 to 1989 and as a legislative aide to U.S. Senator Lloyd Bentsen from 1983 to 1989. Mayor Kirk is an honors graduate of Austin College and earned his law degree from The University of Texas. Mayor Kirk has served on the Board of Directors since January 1997 and is a member of the Nominating Committee of the Company.

      Jeffrey A. Marcus, 52, is a Partner of Marcus & Partners, a private equity investment firm he co-founded in March 1999. He previously served as President and Chief Executive Officer of Chancellor Media Corporation (radio broadcasting), from May 1998 until March 1999. Previously, Mr. Marcus was Chairman, President and Chief Executive Officer of Marcus Cable Company, a company he formed in 1990 after spending more than 20 years in the cable television
industry.   Mr.  Marcus  is  active  in  several  civic  and
charitable organizations. Mr. Marcus has served on the Board of Directors since January 1997 and is a member of the Executive Committee of the Company.

      James E. Oesterreicher, 58, is the Chairman of the Board and Chief Executive Officer of J.C. Penney Company, Inc., having been elected to the position of Chairman of the Board in January 1997 and to the position of Vice Chairman and Chief Executive Officer in January 1995. Mr. Oesterreicher served as President of JCPenney Stores and Catalog from 1992 to 1995 and as Director of JCPenney Stores from 1988 to 1992. Mr. Oesterreicher has been with the J.C. Penney Company since 1964 where he started as a management trainee. He serves as a Director for various entities, including Texas Utilities Company (TXU Corp), Southwest Health Systems, National Retail Federation, Circle Ten Council - Boy Scouts of America, National Organization on Disability, March of Dimes Birth Defects Foundation, and the Conference Board. Mr. Oesterreicher has served as a member of the Board of Directors of the Company since May 1994 and is a member of the Compensation and Nominating Committees of the Company.

      Roger T. Staubach, 57, has been Chairman of the Board and Chief Executive Officer of The Staubach Company, a national real estate company specializing in tenant representation, since 1982. Mr. Staubach is a 1965 graduate of the U.S. Naval Academy and served four years in the Navy as an officer. In 1968, he joined the Dallas Cowboys professional football team as quarterback and was elected to the National Football League Hall of Fame in 1985. He currently serves on the Board of Directors of American AAdvantage Funds and International Home Foods, Inc., and is active in numerous civic, charity and professional organizations. He has served as a member of the Board of Directors of the Company since 1993 and is a member of the Nominating Committee of the Company.

Executive Officers

      The following persons are executive officers of the Company who are not nominated to serve on the Company's
Board of Directors:

      Leslie Christon, 45, was elected On The Border Mexican Grill & Cantina ("On The Border") President in April 1997, having previously served as Vice President of Operations of On The Border since joining the Company in July 1996. Prior to this time, Ms. Christon held the position of Senior Vice President of Operations of Red Lobster Restaurants from November 1994 to June 1996, and she was with El Chico Restaurants, Inc. from June 1981 to November 1994. Ms. Christon serves on the Board of Directors of the Women's Foodservice Forum and is a past president of the Roundtable for Women in Foodservice, Inc.

      Kenneth D. Dennis, 46, has been Cozymel's Coastal Mexican Grill ("Cozymel's") President since September 1997, having previously served as Senior Vice President and Chief
Operating  Officer  of Cozymel's since February  1997.   Mr.
Dennis joined the Company as a Manager in 1976 and was named General Manager in 1978, Director of Internal Systems in 1979, and Director of Marketing in 1983. Mr. Dennis was promoted to Vice President of Marketing in 1986 and to Senior Vice President of Marketing in 1993, a position he held until February 1997. Mr. Dennis serves on the Board of Directors of the Marketing Executives Group and is a past Co-Chairman.

      Todd E. Diener, 42, was elected Chili's Grill & Bar President in May 1998, having previously served as Chili's Senior Vice President and Chief Operating Officer since July 1996. Mr. Diener joined the Company as a Chili's Manager Trainee in 1981 and was promoted to General Manager in 1983, Area Director in 1985, and Regional Director in 1987. Mr. Diener became Regional Vice President in 1989, a position he held until July 1996.

      Carol E. Kirkman, 42, was appointed Executive Vice President of Human Resources in June 1997 after serving as Senior Vice President of Human Resources since April 1996. Ms. Kirkman joined the Company as Corporate Counsel in 1990 and was promoted to Vice President/Assistant General Counsel in 1994. Ms. Kirkman was an attorney in private practice in Dallas, Texas, from 1982 until 1987 and worked as a commercial and retail real estate broker in southern California from 1987 until 1990.

      John C. Miller, 44, has served as Romano's Macaroni Grill President since April 1997. Mr. Miller joined the Company as Vice President-Special Concepts in 1987. In
1988, he was elected Vice President - Joint Venture/Franchise and served in this capacity until 1993 when he was promoted to Senior Vice President - New Concept Development. Mr. Miller was named Senior Vice President - Mexican Concepts in September 1994 and was subsequently elected Senior Vice President and Mexican Concepts President in October 1995, a position he held until April 1997. Prior to joining the Company, Mr. Miller worked in various
capacities   with  the  Taco  Bueno  Division   of   Unigate
Restaurants.

      Russell G. Owens, 40, has served as Executive Vice President and Chief Financial and Strategic Officer since September 1997. Mr. Owens joined the Company in 1983 as
Controller. He was elected Vice President of Planning in 1986 and Vice President of Operations Analysis in 1991. Mr. Owens was promoted to Senior Vice President of Operations Analysis in 1993 and was named Senior Vice President of Strategic Development - Italian Concepts in 1996, a position he held until being elected Chief Strategic Officer in June 1997. Prior to joining the Company, Mr. Owens worked for the public accounting firm, Deloitte & Touche.

      Roger F. Thomson, 50, has served as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary since June 1996. Mr. Thomson joined the Company as Senior Vice President, General Counsel and Secretary in 1993 and was promoted to Executive Vice President, General Counsel and Secretary in March 1994. Mr. Thomson served as a Director of the Company from 1993 until 1995. From 1988 until 1993, Mr. Thomson served as Senior Vice President, General Counsel and Secretary for Burger King Corporation. Prior to 1988, Mr. Thomson spent ten years at S & A Restaurant Corp. where he was Executive Vice President, General Counsel and Secretary.

      Mark F. Tormey, 46, has served as Maggiano's Little Italy President since November 1997, having joined the Company as Senior Vice President and Chief Operating Officer of Maggiano's Little Italy in August 1995. Prior to joining the Company, Mr. Tormey worked for Lettuce Entertain You Enterprises, Inc. since 1979. In 1991, Mr. Tormey opened the first Maggiano's Little Italy restaurant and worked with the Maggiano's Little Italy group at Lettuce Entertain You Enterprises, Inc. until its acquisition by the Company in August 1995.

      David Wolfgram, 41, has served as Corner Bakery Cafe ("Corner Bakery") President since November 1997, having joined the Company as Senior Vice President and Chief Operating Officer of Corner Bakery in August 1995. Mr. Wolfgram joined Lettuce Entertain You Enterprises, Inc. in 1980 and served as Vice President and Managing Partner with Lettuce Entertain You Enterprises, Inc. from 1989 until Corner Bakery was acquired by the Company in August 1995.

Classes of Directors

       For purposes of determining whether non-employee directors will be nominated for reelection to the Board of Directors, the non-employee directors have been divided into four classes. Each non-employee director will continue to be subject to reelection by the shareholders of the Company each year. However, after a non-employee director has served on the Board of Directors for four years, such director shall be deemed to have been advised by the Nominating Committee that he or she will not stand for reelection at the subsequent annual meeting of shareholders and shall be considered a "Retiring Director." Notwithstanding this policy, the Nominating Committee may determine that it is appropriate to renominate any or all of the Retiring Directors after first considering the appropriateness of nominating new candidates for election to the Board of Directors. The four classes of non-employee directors are as follows: Messrs. Girouard, Humphries and Oesterreicher comprise Class 1 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2002 fiscal year. There are no members of Class 2. Messrs. Haggar, Kirk and Marcus comprise Class 3 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2000 fiscal year. Messrs. Carty, Cook and Staubach comprise Class 4 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2001 fiscal year.

Committees of the Board of Directors

      The Board of Directors of the Company has established an Executive Committee, Audit Committee, Compensation Committee, and Nominating Committee. The Executive Committee (currently comprised of Messrs. Brinker, McDougall, Carty, Cook, and Marcus) met two times during the fiscal year. The Executive Committee reviews material matters during the intervals between Board meetings, provides advice and counsel to Company management during such intervals, and has the authority to act for the Board on most matters during the intervals between Board meetings. In addition, the Executive Committee is also charged with assuring that the Company has a satisfactory succession management plan for all key management positions.

      All of the members of the Audit and Compensation Committees are directors independent of management who are not and never have been officers or employees of the Company. The Audit Committee is currently comprised of Messrs. Girouard, Haggar, and Humphries, and it met three times during the fiscal year. Included among the functions performed by the Audit Committee are: the review with independent auditors of the scope of the audit and the results of the annual audit by the independent auditors, consideration and recommendation to the Board of the selection of the independent auditors for the next fiscal year, the review with management and the independent auditors of the annual financial statements of the Company, and the review of the scope and adequacy of internal audit activities.

      The Compensation Committee is currently comprised of Messrs. Cook, Girouard, Haggar and Oesterreicher, and it met three times during the fiscal year. Functions performed by the Compensation Committee include: reviewing the performance of the Chief Executive Officer, approving key executive promotions, ensuring the reasonableness and appropriateness of senior management compensation arrangements and levels, the adoption, amendment and administration of stock-based incentive plans (subject to shareholder approval where required), management of the various stock option plans of the Company, approval of the total number of available shares to be used each year in stock-based plans, and approval of the adoption and amendment of significant compensation plans. The specific nature of the Committee's responsibilities as they relate to executive officers is set forth below under "Report of the Compensation Committee."

      The purposes of the Nominating Committee are to recommend to the Board of Directors potential members to be added as new or replacement members to the Board of Directors, to review the compensation paid to non-management Board members, and to recommend corporate governance guidelines to the full Board of Directors. The Nominating Committee will consider a shareholder-recommended nomination for director to be voted upon at the 2000 annual meeting of shareholders provided that the recommendation must be in writing, set forth the name and address of the nominee, contain the consent of the nominee to serve, and be submitted on or before May 27, 2000. The Nominating Committee is composed of Messrs. Brinker, McDougall, Kirk, Oesterreicher, and Staubach and it met two times during the fiscal year.

      During the fiscal year ended June 30, 1999, the Board of Directors held four meetings; each incumbent director attended at least 75% of the aggregate total of meetings of the Board of Directors and Committees on which he or she served.

Directors' Compensation

      Directors who are not employees of the Company receive $1,000 for each meeting of the Board of Directors attended and $1,000 for each meeting of any committee of the Board of Directors attended. The Company also reimburses directors for costs incurred by them in attending meetings of the Board.

      Directors who are not employees of the Company receive grants of stock options under the Company's 1991 Stock Option Plan for Non-Employee Directors and Consultants. A new director who is not an employee of the Company will receive as compensation (a) 20,000 stock options at the beginning of such director's term, and (b) an annual payment of $36,000, at least 25% of which must be taken in the form of stock options. If a director is appointed to the Board of Directors at any time other than at an annual meeting of shareholders, the director will receive a prorated portion of the annual cash compensation for the period from the date of election or appointment to the Board of Directors until the meeting of the Board of Directors held contemporaneous with the next annual meeting of shareholders. If a director elects to receive cash, the first payment will be made at the Board of Directors' meeting held contemporaneous with the next annual meeting of shareholders. The stock options will be granted as of the 60th day following such meeting (or if the 60th day is not a business day, on the first business day thereafter) at the fair market value on the date of grant. One-third (1/3) of the options will vest on each of the second, third and fourth anniversaries of the date of grant. If a director is a Retiring Director who is being nominated for an additional term on the Board of Directors, each such renominated director will receive an additional grant of 10,000 stock options at the beginning of such director's new term. If the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants is approved by the shareholders of the Company, an individual director will be given the option of substituting awards of restricted stock or stock options for cash in making his or her annual election regarding compensation.

                     EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the annual compensation for the Company's five highest compensated executive officers, including the Chief Executive Officer, whose salary and bonus exceeded $100,000 in fiscal 1999.

Summary Compensation Table

                                                       Long-Term Compensation
                                                        Awards       Payouts
                                                       Securities    Long-Term
Name and                    Annual Compensation        Underlying    Incentive  All Other
Principal Position      Year    Salary    Bonus         Options      Payouts    Compensation (1)
Ronald A. McDougall
 Vice Chairman and      1999   $ 929,154  $1,080,142    200,000      $106,100   $ 20,652
 Chief Executive        1998   $ 861,442  $1,033,731    200,000      $ 76,633   $ 30,397
 Officer                1997   $ 825,000  $  396,000    200,000      $ 67,289   $ 29,194

Douglas H. Brooks
 President and          1999   $ 541,154  $  555,515    125,000      $ 69,505   $ 17,491
 Chief Operating        1998   $ 387,308  $  255,623     60,000      $ 45,980   $ 16,595
 Officer                1997   $ 333,654  $  120,462     50,000      $ 33,645   $ 20,818

Russell G. Owens
 Executive Vice         1999   $ 350,000  $  271,251     75,000      $ 62,898   $ 14,220
 President and Chief    1998   $ 286,577  $  229,262     50,000      $ 37,473   $ 13,319
 Financial and          1997   $ 187,231  $   41,931     20,000      $ 26,916   $ 12,589
 Strategic Officer

Roger F. Thomson
 Executive Vice         1999   $ 349,885  $  271,161     50,000      $ 79,575   $ 13,909
 President, Chief       1998   $ 334,692  $  267,754     50,000      $ 57,475   $ 16,501
 Administrative Officer,1997   $ 317,231  $  104,940     50,000      $ 40,374   $ 16,680
 General Counsel and
 Secretary

John C. Miller
 Romano's Macaroni      1999   $ 329,792  $  204,472     60,000      $ 63,660   $ 13,623
 Grill President        1998   $ 305,631  $  131,421     50,000      $ 38,317   $ 15,865
                        1997   $ 277,461  $   37,592     50,000      $ 26,916   $ 15,871

(1)All other compensation represents Company match on deferred
compensation   and  various  fringe  benefits  including   car
allowance and reimbursement of tax preparation, financial planning, and health club expenses.



Option Grants During 1999 Fiscal Year

       The following table contains certain information concerning the grant of stock options pursuant to the Company's Stock Option and Incentive Plan to the executive officers named in the above compensation table during the Company's last fiscal year:

                                % of Total                            Realizable Value of
                                 Options                            Assumed Annual Rates of
                                Granted to                          Stock Price Appreciation
                    Options   Employees in  Exercise or  Expiration    for Option Term (1)
     Name           Granted    Fiscal Year  Base Price     Date           5%        10%
Ronald A. McDougall  200,000     10.4%       $26.75       01/21/09    $3,364,586  $8,526,522

Douglas H. Brooks    125,000      6.5%       $26.75       01/21/09    $2,102,866  $5,329,076

Russell G. Owens      75,000      3.9%       $26.75       01/21/09    $1,261,720  $3,197,446

Roger F. Thomson      50,000      2.6%       $26.75       01/21/09    $  841,147  $2,131,631

John C. Miller        60,000      3.1%       $26.75       01/21/09    $1,009,376  $2,557,957


(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to
forecast  possible  future  appreciation,  if  any,   of   the
Company's stock price.


Stock Option Exercises and Fiscal Year End Value Table

     The following table shows stock option exercises by the named officers during the last fiscal year, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options at fiscal year end. Also reported are the values for "in-the-money" options which represent the position spread between the exercise price of any such existing options and the $27.50 fiscal year end price of the Company's Common Stock.

                       Shares                                            Value of Unexercised
                      Acquired               Number of Unexercised     In-the-Money Options at
                         On      Value    Options at Fiscal Year End       Fiscal Year End
    Name              Exercise  Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
Ronald A. McDougall   252,500  $3,424,153  787,500        750,000     $7,943,593   $8,112,500
Douglas H. Brooks      94,925  $1,823,756  314,500        270,000     $4,323,112   $2,183,125
Russell G. Owens       14,739  $  326,553  110,708        195,000     $1,402,600   $1,765,000
Roger F. Thomson       30,000  $  412,500  167,500        185,000     $1,548,610   $1,991,875
John C. Miller           -0-       -0-     105,625        195,000     $1,282,971   $1,999,375

Long-Term Performance Share Plan and Awards

      Executives of the Company participate in the Long-Term Performance Share Plan. See "Report of the Compensation Committee - Long-Term Incentives" for more information regarding this plan. The following table represents awards granted in the last fiscal year under the Long-Term Performance Share Plan:


                      Number of             Estimated Future Payouts
      Name          Units  Awarded        Under Non-Stock Based Plans
                                                  (Dollars)

                                          Threshold        Target     Maximum

Ronald A. McDougall    2,000                  *          $200,000         *
Douglas H. Brooks      1,500                  *          $150,000         *
Russell G. Owens       1,000                  *          $100,000         *
Roger F. Thomson       1,000                  *          $100,000         *
John C. Miller         1,000                  *          $100,000         *



*    Future  payouts  under the Long-Term Performance  Share
     Plan have no minimum threshold and have no maximum limit as set forth in more detail in "Report of the Compensation Committee - Long Term Incentives."


              REPORT OF THE COMPENSATION COMMITTEE

Compensation Philosophy

      The executive compensation program is designed as a tool to reinforce the Company's strategic principles - to be a premiere and progressive growth company with a balanced approach towards people, quality and profitability and to enhance long-term shareholder value. To this end, the following principles have guided the development of the executive compensation program:

    Provide  competitive levels of compensation  to  attract
     and retain the best qualified executive talent. The Committee strongly believes that the caliber of the Company's management group makes a significant difference in the Company's sustained success over the long term.

    Embrace  a  pay-for-performance  philosophy  by  placing
     significant amounts of compensation "at risk" - that is, compensation payouts to executives must vary according to the overall performance of the Company.

    Directly  link  executives'  interests  with  those   of
     shareholders by providing opportunities for long-term incentive compensation based on changes in shareholder value.

      The executive compensation program is intended to appropriately balance the Company's short-term operating goals with its long-term strategy through a careful mix of base salary, annual cash incentives and long-term performance compensation including cash incentives and incentive stock options.

Base Salaries

      Executives' base salaries and total compensation are targeted to be competitive between the 75th and 90th percentiles of the market for positions of similar responsibility and scope to reflect the exceptionally high level of executive talent required to execute the growth plans of the Company. Positioning executives' base salaries at these levels is needed for attracting, retaining and motivating executives with the essential qualifications for managing the Company's growth. The Company defines the relevant labor market for such executive talent through the use of third-party executive salary surveys that reflect both the chain restaurant industry as well as a broader cross-section of companies from many industries. Individual base salary levels are determined by considering market data for each officer's position, level of responsibility, performance, and experience. The overall amount of base salary increases awarded to executives reflects the financial performance of the Company, individual performance and potential, and/or changes in an officer's duties and responsibilities.

Annual Incentives

      The Company's Profit Sharing Plan is a non-qualified annual incentive arrangement in which all corporate employees, including executives, participate. The program is designed to reflect employees' contribution to the growth of the Company's Common Stock value by increasing the earnings of the Company. The plan reinforces a strong teamwork ethic by making the basis for payouts to non-restaurant concept executives the same as for all other non-restaurant concept corporate employees and by making the basis for payouts to executives of one of the Company's restaurant concepts the same as for all other members of such restaurant concept's corporate team.

      At  the beginning of a fiscal year, each executive  is
assigned an Individual Participation Percentage ("IPP") of the base salary for such executive that targets overall total cash compensation for executives between the 75th and 90th percentiles of the market. The IPPs reflect the Committee's desire that a significant percentage of executives' total compensation be derived from variable pay programs.

401(k) Savings Plan and Savings Plan II

      On January 1, 1993, the Company implemented the 401(k) Savings Plan ("Plan I") and Savings Plan II ("Plan II"). These Plans are designed to provide the Company's employees with a tax-deferred long-term savings vehicle. The Company provides a matching contribution equal to twenty-five percent of a salaried participant's contribution, up to a maximum of five percent of such participant's base compensation.

      Plan I is a qualified 401(k) plan. Participants in Plan I elect the percentage of pay they wish to contribute as well as the investment alternatives in which their contributions are to be invested. The Company's matching contribution for all Plan I participants is made in Company Common Stock. All participants in Plan I are considered non-highly compensated employees as defined by the Internal
Revenue    Service.    Participants'   contributions    vest
immediately while Company contributions vest twenty-five percent annually, beginning in the participant's second year of eligibility since Plan I inception.

      Plan II is a non-qualified deferred compensation plan. Plan II participants elect the percentage of pay they wish to defer into their Plan II account. They also elect the percentage of their deferral account to be allocated among various investment options. The Company's matching contribution for all non-officer Plan II participants is made in Company Common Stock, with corporate officers receiving a Company match in cash. Participants in Plan II are considered a select group of management and highly compensated employees according to the Department of Labor. A participant's contributions vest immediately while Company contributions vest twenty-five percent annually, beginning in the participant's second year of eligibility since Plan II inception.

Long-Term Incentives

     All salaried employees above a specified grade level of the Company, including executives, are eligible for annual grants of tax-qualified and non-qualified stock options. By tying a significant portion of executives' total opportunity for financial gain to increases in shareholder wealth as reflected by the market price of the Company's Common Stock, executives' interests are closely aligned with shareholders' long-term interests. In addition, because the Company does not maintain any qualified retirement programs for executives, the stock option plan is intended to provide executives with opportunities to accumulate wealth for later retirement.

      Stock options are rights to purchase shares of the Company's Common Stock at the fair market value as of the date of grant. Grantees do not receive a benefit from stock options unless and until the market price of the Company's common stock increases. Fifty percent of a stock option grant becomes exercisable two years after the grant date; the remaining fifty percent of a grant becomes exercisable three years after the grant date.

      The number of stock options granted to an executive is determined by the Compensation Committee and is based on grant guidelines set by the Compensation Committee that reflect market data and the officer's position within the Company.

      During the 2000 fiscal year, annual grants of stock options to officers of the Company will be reduced. Pursuant to the Executive Long-Term Incentive Plan described in more detail below, the value of each officer's long-term compensation package will be reallocated among stock options, restricted stock and cash. Such restricted stock will vest fifty percent in two years and fifty percent in three years provided that certain performance objectives relating to the Company's revenues and earnings are attained.

       Executives also participate in the Long-Term Performance Share Plan. The Long-Term Performance Share Plan is based on the Company's total shareholder return in comparison to the S&P 500 Index and the S&P Restaurant Industry Index. For executives to receive the target payout, the Company must perform at the 75th percentile of each index over a three-year cycle and must average at least ninety percent of its planned annual profit before taxes over the same three-year cycle. If approved by the shareholders of the Company, the Long-Term Performance Share Plan will be replaced by the Executive Long-Term Incentive Plan. The Executive Long-Term Incentive Plan is based upon the Company's earnings per share over a three year period in comparison to a target established by the Compensation Committee of the Board of Directors. For a restaurant concept president, the criteria will be the three-year profit before taxes for such restaurant concept as compared to the target established by the Compensation Committee of the Board of Directors. Any payouts made under the Executive Long-Term Incentive Plan shall be made one-half in cash and one-half in restricted stock, which restricted stock will vest one-third per year over the next three years. In order to transition from the current Long-Term
Performance Share Plan, payouts for the cycle including fiscal years 1998, 1999, and 2000, will be paid out based upon the performance during the 1998 and 1999 fiscal years (on a prorata basis) in the form of restricted stock that will vest two-thirds in one year and one-third in two years. Payments under the Long-Term Performance Share Plan for the 1999, 2000, and 2001 three-year cycle will be paid out based upon the performance during the 1999 fiscal year (on a prorata basis) in the form of restricted stock that will vest two-thirds in one year and one-third in two years. The Executive Long-Term Incentive Plan will be phased in over a three-year period beginning in the 2000 fiscal year. Payouts under the Executive Long-Term Incentive Plan will commence following the 2000 fiscal year. The first payout will be based on the performance (either earnings per share for corporate officers or profit before taxes for concept presidents) for the 2000 fiscal year and the target payout will be one-third of the approved target payout. The second payout will occur following the completion of the 2001 fiscal year and will be based on the performance over the two-year period of fiscal years 2000 and 2001. The target payout will be two-thirds of the approved target payout. Full target payouts will become effective after the completion of the 2002 fiscal year when the performance results for the full 2000, 2001, and 2002 three-year cycle are known. These target payouts will be paid based upon performance against the three-year target earnings per share or profit before taxes amounts established by the Compensation Committee of the Board of Directors.

Pay/Performance Nexus

       The Company's executive compensation program has resulted in a direct relationship between the compensation paid to executive officers and the Company's performance. See "Five-Year Total Shareholder Return Comparison" below.

CEO Compensation

     The Compensation Committee made decisions regarding Mr. McDougall's compensation package according to the guidelines discussed in the preceding sections. Mr. McDougall was awarded a salary increase in the amount of 5.4%, effective July 1, 1999, to recognize his vast experience in the restaurant industry, the Company's performance under his leadership and his significant contributions to the Company's continued success. Mr. McDougall was granted 2,000 units under the Long-Term Performance Share Plan for the cycle which includes fiscal years 1999, 2000, and 2001. Mr. McDougall was also granted 200,000 stock options under the Company's Stock Option and Incentive Plan. Approximately fifty-four percent of Mr. McDougall's cash compensation for fiscal 1999 was incentive pay pursuant to the Company's Profit Sharing Plan. Like all Company executives, Mr. McDougall's compensation is significantly affected by the Company's performance. In the 1999 fiscal year,
Mr. McDougall's total cash compensation increased six percent from its level in the 1998 fiscal year.


Federal Income Tax Considerations

     The Compensation Committee has considered the impact of
Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993. This section disallows a tax deduction for any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless compensation is performance-based. It is the intent of the Company and the Compensation Committee to qualify to the maximum extent possible its executives' compensation for deductibility under applicable tax laws. The Compensation Committee believes that the Company's compensation programs provide the necessary incentives and flexibility to promote the Company's performance-based compensation philosophy while being consistent with Company objectives.

     The Compensation Committee's administration of the executive compensation program is in accordance with the principles outlined at the beginning of this report. The Company's financial performance supports the compensation practices employed during the past year.

                       Respectfully submitted,
                       COMPENSATION COMMITTEE



                       DAN W. COOK, III
                       MARVIN J. GIROUARD
                       J.M. HAGGAR, JR.
                       JAMES E. OESTERREICHER



         	SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

	Under the securities laws of the United States, the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates have been established for these reports and the Company is required to disclose in this proxy statement, any failure to file by these dates. The Company believes that all filing requirements were satisfied. In making these disclosures and filing the reports, the Company has relied solely on written representations from certain reporting persons.


                       	CERTAIN TRANSACTIONS

	The policy of the Company is, to the extent practicable, to avoid transactions (except those which are employment related) with officers, directors, and affiliates. In any event, any such transactions will be entered into on terms no less favorable to the Company than could be obtained from third parties, and such transactions will be approved by a majority of the disinterested directors of the Company. Except for the transactions described below, there were no transactions required to be reported in the last fiscal year.

	On June 28, 1995, Mr. Norman Brinker contractually agreed to remain as Chairman of the Board (subject to annual reelection by the shareholders) through the 2001 fiscal year. Under this agreement, Mr. Brinker's compensation will not materially differ from his compensation on June 28, 1995. However, Mr. Brinker's total base compensation and profit sharing distributions in the 1998 through 2001 fiscal years will not exceed $1,000,000 per year. Upon Mr. Brinker's death, retirement or termination for cause, no further payment shall be made pursuant to this agreement.

	Upon the expiration of the agreement described above, Mr. Brinker will remain a consultant to the Company through the 2021 fiscal year.
Mr. Brinker will be compensated commensurate with his continuing contributions to the Company; however, during this time, he will no longer participate in any of the Company's profit sharing or bonus plans. Upon Mr. Brinker's death, retirement or termination for cause, no further payment shall be made pursuant to the consulting agreement.

	The Company also entered into an agreement with Mr. Brinker whereby Mr. Brinker conveyed to the Company his likeness, biography, photo, voice and name to be used by the Company in all media, promotions, advertising, training, and other materials as the Company deems appropriate. He will receive as compensation $400,000 per year until the earlier of July 1, 2021 or his death.

	The Company owns an office building and leases an adjacent office complex containing three buildings in order to allow for the expansion of its corporate headquarters. A company controlled by Roger T. Staubach, a director of the Company, was previously a subtenant in this office complex and paid approximately $511,500 in rent to the Company during the 1999 fiscal year pursuant to a lease entered into with an unrelated party prior to the acquisition of the office complex by the Company.
This sublease terminated in April 1999. A company controlled by Mr. Staubach provided real estate brokerage services in connection with the purchase of land by the Company during the 1999 fiscal year and was paid $36,750 for such services by the property seller. In addition, a company controlled by Mr. Staubach provided real estate brokerage services during the 1999 fiscal year in connection with the renewal of a sublease by a third party tenant in the office complex leased by the Company and was paid $47,320 for such services by the Company.